Exhibit 99.2 ____________________________________ ANNOUNCEMENTS ____________________________________ FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a – 16 or 15d – 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom ____________________________________ Update — Routine announcements in the period to 12 July 2019 ____________________________________

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.481 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.481 17 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.07.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.481 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.481 18 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.07.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Sharesave maturity on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Exercise of options following maturity of 2014 National Grid 5-year Sharesave plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 5.99 1,252 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.10

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $45. 116555 41.1906 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James. Date of notification: 2019.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to awards made as part of the National Grid Long Term Performance Plan on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Barney Wyld 2 Reason for the notification a) Position/status Group Corporate Affairs Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 77,889

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 101,136 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.28

f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 213,999 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 431,969 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 201,959 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief Human Resources Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 114,642 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 63,094 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status Group Director Corporate Development and National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 37,158 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company's performance against the relevant conditions. Subject to performance, the shares will vest in July 2022 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 31,528 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2019.07.02

1 July 2019 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 30 June 2019 consisted of 3,687,483,073 ordinary shares, of which, 275,341,361 were held as treasury shares; leaving a balance of 3,412,141,712 shares with voting rights. The figure of 3,412,141,712 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to awards made as part of the National Grid Annual Performance Plan on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Barney Wyld 2 Reason for the notification a) Position/status Group Corporate Affairs Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 33.33% for 2018/19 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 8.3678 GBP 2,015

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 33.33% for 2018/19 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 8.3678 GBP 5,423 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.14

f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2018/19 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 8.3678 GBP 10,712 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2018/19 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 8.3678 GBP 31,484 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2018/19 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 8.3678 GBP 17,474 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 50% for 2018/19 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 52.73 USD 3,993 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.14 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

Exhibit 99.2 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status Group Director Corporate Development and National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 33.33% for 2018/19 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 52.73 USD 3,320 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.14

f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 33.33% for 2018/19 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions. c) Price(s) and volume(s) Price(s) Volume(s) 52.73 USD 2,091 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.14

f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.18